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                                                                    Exhibit 99.2

For Immediate Release:                          For More Information:
June 13, 2001                                   Paul Stone
                                                Worldwide Communications Manager
                                                Fluke Networks, Inc.
                                                (425) 446-5425
                                                paul.stone@flukenetworks.com
                                                ----------------------------

                                                William R. Crowell
                                                Chief Financial Officer
                                                Microtest, Inc.
                                                (602) 952-6400
                                                wcrowell@microtest.com



                   Fluke Networks to Acquire Microtest, Inc.

         Acquisition strengthens Fluke Networks' position as a leader in premises copper and fiber test

EVERETT, Wash. and PHOENIX, June 13, 2001 - Fluke Networks, Inc., part of the Danaher family of companies (NYSE: DHR) and Microtest, Inc. (NASD: MTST), today announced that Fluke Networks has signed a definitive agreement to acquire Microtest, Inc., a leading producer of test and connectivity products. Under the terms of the agreement, Fluke Networks will acquire Microtest in an all-cash transaction valued at approximately $74 million, or approximately $8.15 per share.

"We greatly respect Microtest's pioneering of the cable test industry and the numerous products they have successfully brought to market over the past few years," said Chris Odell, president of Fluke Networks, Inc. "The complementary combination of Microtest and Fluke Networks will strengthen our ability to deliver timely Network SuperVision solutions, compete more effectively in the marketplace, and better respond to the rapidly changing needs of cabling and networking professionals around the world."
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"Of all the options we considered, selling to Fluke Networks made the most sense for our employees, shareholders and customers," said Vincent C. Hren, President and CEO of Microtest, Inc. "We respect Fluke Networks' commitment to win in its markets, and find their pursuit of excellence closely models our own. This acquisition will only positively impact the marketplace."

Microtest has employees throughout the United States and various countries and had revenues of $44.6 million during the year ended December 2000.

The announcement to acquire Microtest follows recent news of Fluke Networks' acquisition of Fotec, Inc. With the added support of two world-class innovators in testing and diagnostic products, Fluke Networks strengthens its position as a leader in the premises copper and fiber test business.

About Microtest, Inc.

Microtest's purpose is to bring people and information together with innovative technology that simplifies evolving networks. Microtest is a leader in network test and measurement products such as OMNIScanner(R)2, PentaScanner(R), CertiFiber(R), and OMNIFiber(R). Headquartered in Phoenix, Microtest has international offices in Sydney, Australia; Sao Paulo, Brazil; Beijing, China; Munich, Germany; Guadalajara, Mexico; Singapore and Crawley, United Kingdom. Information about Microtest can be found on the Web at www.microtest.com.
                                                       -----------------

About Fluke Networks

Fluke Networks provides award-winning Network SuperVision solutions(TM) that support the installation, analysis and monitoring of enterprise and telecommunications networks and the installation and certification of the fiber and copper cabling forming the backbone for those networks. Headquartered in Everett, Washington, the company has over 400 employees
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worldwide and distributes its products in more than 50 countries. Information about Fluke Networks can be found on the Web at www.flukenetworks.com.
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                                     # # #

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. Danaher has not yet commenced the tender offer described herein. The tender offer will be made only through an offer to purchase and related letter of transmittal. All stockholders should read the tender offer statement concerning the tender offer that will be filed by Danaher, and the solicitation/recommendation statement that will be filed by Microtest, with the Securities and Exchange Commission ("SEC") and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Danaher and Microtest, without charge, at the SEC's internet site (www.sec.gov). Copies of the tender offer statement and related materials may also be obtained for free by directing such requests to Danaher's Corporate Secretary. The solicitation/recommendation statement and related materials may also be obtained for free by directing such requests to Microtest's Investor Relations department.

Statements in this document that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the companies' respective SEC filings.